WORKSTREAM INC.
495 March Road
Suite 300
Ottawa, Ontario, Canada K2K 3G1

March 5, 2007

VIA EDGAR FILING AND FACSIMILE

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attention: Ms. Karen J. Garnett

Re:	Workstream Inc.
Registration Statement on Form S-3 File No. 333-139403

Ladies and Gentlemen:

Workstream Inc. (the “Company”) respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-139403) (the “Registration Statement”) be accelerated so that it shall be declared effective on March 6, 2007 at 10:00 a.m., Washington, D.C. local time, or as soon thereafter as practicable.

The disclosure contained in the Registration Statement is the responsibility of the Company. The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WORKSTREAM INC.

By:	/s/ Stephen Lerch
Stephen Lerch, Chief Financial Officer